Alliance Capital Management Holding L.P.
Pro Forma Calculation of Earnings Per Alliance Holding Unit
Years Ended December 31,

Basic Net Income Per Alliance Holding Unit (in thousands)	2000	1999
Equity in earnings of Operating Partnership	$209,525	$185,447
Income taxes	23,663	21,128
Net income - Basic	$185,862	$164,319
Weighted average Alliance Holding Units outstanding - Basic	72,286	71,354
Basic net income per Alliance Holding Unit	$2.57	$2.30

Diluted Net Income Per Alliance Holding Unit (in thousands)
Net income - Basic	$185,862	$164,319
Additional allocation of equity in earnings of the Operating Partnership resulting from assumed dilutive effect of employee options	11,914	8,200

Net income – Diluted	$197,776	$172,519
Weighted average Alliance Holding Units outstanding – Diluted	79,030	76,507
Diluted net income per Alliance Holding Unit	$2.50	$2.25